Filed by Stronghold Digital Mining, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Stronghold Digital Mining, Inc.
Commission File No.: 001-40931

Dear Stronghold Employees,

Today I am excited to announce that the Stronghold team is joining the power and technology company, Bitfarms, under an acquisition deal. I’ve attached the press release in this email. Similar to Stronghold’s own operations, Bitfarms is a vertically integrated Bitcoin mining business with a strong energy portfolio. The company’s operations span the globe, including Canada, Argentina, and Paraguay, as well as Sharon, Pennsylvania. Bitfarms leadership is eager to meet our employees at Scrubgrass, Panther Creek, and our corporate offices to learn about the impressive reclamation and power generation work we achieve in Pennsylvania. We are in the process of planning in-person visits to all offices with their executive team, including their CEO, Ben Gagnon.

While a transition of ownership naturally comes with gradual changes and new opportunities, our operations will remain “business as usual” for the near future and until the transaction closes, which we expect to occur in the first quarter of 2025, subject to approval by Stronghold’s shareholders, applicable regulatory approvals, certain third-party consents and other customary closing conditions, Bitfarms and Stronghold remain separate independent companies. After close, I will no longer be CEO of Stronghold, but otherwise there are no employment updates at this time. In fact, the specialized skills of our employees, from energy accounting to fuel handling to maintenance tech, make each person integral to a successful transition, as well as key Bitfarms team members down the road.

The Bitfarms leadership intends to run the plants and import power, while investing in plant equipment and personnel. The company is debt-free with substantial liquidity and exciting growth plans. Their operational goals include returning value to the communities where their data centers are located and creating a work environment with the highest standards of quality. With this in mind, everyone should continue their excellent work, and attend their regularly scheduled shifts and work hours, while prioritizing safety and communication. As we approach the end of the year and the finalization of this deal, Bitfarms will reach out with specific information regarding the Company integration process as it becomes available.

Please join me for a virtual Town Hall this afternoon at 4pm to further learn about this Company update. You should receive an invitation to attend shortly. If you have questions that you would like addressed at this Town Hall meeting, please email hr@sdig.com by 2pm today. There are a number of moving pieces and not everything will be addressed at this meeting but we will continue to provide updates to the team as applicable.

If you are unable to attend this meeting, do not hesitate to reach out to Ashley Nolan from HR at hr@sdig.com with any questions. We want this to be a smooth and transparent transition. Please look to Ashley as your trusted resource and come to her if you are contacted by any external parties.

I want to thank everyone for their hard work over the past three years, and especially over the last few months. This has been a team effort. Your quality of work contributed to making this deal become a reality, and I look forward to seeing the positive advancements of the plants and our teams under Bitfarms leadership. I hope everyone enjoys the rest of their summer.

Read more about Bitfarms:
https://bitfarms.com/company/

Best,
Greg Beard

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Bitfarms Ltd. (“Bitfarms”) and  Stronghold Digital Mining, Inc. (“Stronghold”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the risk that the Merger may not be completed on the anticipated terms in a timely manner or at all, which may adversely affect Stronghold’s business and the price of its Class A common stock, par value $0.0001 per share; the failure to satisfy any of the conditions to the consummation of the acquisition of Stronghold by Bitfarms (the “Merger”), including obtaining required stockholder and regulatory approvals; potential litigation relating to the Merger that could be instituted against Stronghold, Bitfarms or their respective directors or officers, including the effects of any outcomes related thereto; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger agreement, including in circumstances requiring Stronghold to pay a termination fee; the effect of the announcement or pendency of the Merger on Stronghold’s business relationships, operating results and business generally; the risk that the Merger disrupts Stronghold’s current plans and operations; Stronghold’s ability to retain and hire key personnel and maintain relationships with key business partners and customers, and others with whom it does business, in light of the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; risks related to diverting management’s attention from Stronghold’s ongoing business operations; certain restrictions during the pendency of the Merger that may impact Stronghold’s ability to pursue certain business opportunities or strategic transactions; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; those risks described in Section 4.19 of Bitfarms’ Annual Information Form for the year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2024 as Exhibit 99.1 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the year ended December 31, 2023, filed with the SEC on March 7, 2024 as Exhibit 99.3 to Bitfarms’ Annual Report on Form 40-F, Section 19 of Bitfarms’ Management’s Discussion and Analysis for the three and six months ended June 30, 2024, filed with the SEC on August 8, 2024 as Exhibit 99.2 to Bitfarms’ Current Report on Form 6-K, and subsequent reports on Form 6-K; those risks described in Item 1A of Stronghold’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024, filed with the SEC on May 8, 2024, Item 1A of Stronghold’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, filed with the SEC on August 14, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form F-4 and accompanying prospectus available from the sources indicated above.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form F-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Bitfarms nor Stronghold assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on Bitfarms’ or Stronghold’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the U.S. Securities and Exchange Commission a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders.  This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC.  Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov.  Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold's shareholders in respect of the proposed merger.  Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC.  Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.  This communication may be deemed to be solicitation material in respect of the proposed merger.  Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available.  These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.